UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica files to voluntarily deregister and suspend SEC reporting obligations	2

TELEFÓNICA, S.A. ("Telefónica"), in accordance with the provisions of stock market legislation, communicates the following:

OTHER RELEVANT INFORMATION

Please see attached a Press Release regarding the procedure for the delisting of Telefónica from the New York Stock Exchange (NYSE) and the suspension of the reporting obligations with the Securities and Exchange Commission (SEC).

In Madrid, on 20 January 2026.

Press Release

Telefónica files to voluntarily deregister and suspend SEC reporting obligations

Telefónica, S.A. (“Telefónica”) announces that, following the announcement of its intention to delist its American Depositary Shares and certain series of debt securities from the New York Stock Exchange, as stated in the press release of December 17, 2025, Telefónica and two wholly-owned subsidiaries of Telefónica —Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.—, are voluntarily filing today Forms 15F with the Securities and Exchange Commission (“SEC”) to suspend immediately their reporting obligations under the U.S. Securities Exchange Act of 1934, as amended. The deregistration and termination of such reporting obligations is expected to become effective 90 days after the filing of the Forms 15F, unless objected to by the SEC. Telefónica will continue to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction or any advice or recommendation with respect to such securities.

Madrid, January 20, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 20, 2026	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors